Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 30, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on August 29, 2006, a copy of which is attached as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 28, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
August 30, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

CHAIRMAN STATEMENT

During the first half of 2006, in order to better and more thoroughly implement the strategy of ‘Strengthening core businesses and appropriately diversifying operations’, to promote the rapid growth of China Life Insurance Company Limited (the “Company” or “China Life”), the Company has continued to play a leading role in the development of the industry. Adopting the guiding principles of ‘Rapid and balanced growth, Efficiency through consolidation and restructuring, Progress driven by innovation’, the Company capitalised on the rapid growth of the insurance industry and stepped up our efforts to build and restructure our business, resulting in a substantial increase in revenue and profit, business structure optimization and considerable improvement in investment return. Business targets for the first half of 2006 have been fully achieved.

REVIEW OF THE FIRST HALF YEAR 2006

Strong business growth, strengthened leading position

For the 6 months ended 30 June 2006, the Company’s gross written premiums and policy fees reached RMB54,580 million, up 28.1% from the corresponding period last year. Total revenues were RMB72,665 million, an increase of 47.0% as compared to the corresponding period of 2005.

China Life continued to maintain its leading position in the life insurance market in China (for the purpose of this announcement, ‘China’ refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), with a market share, based on PRC GAAP, of 49.4% in the first half of 2006, representing an increase of 5.33 percentage points from the end of 2005.

Business structure optimized, profitability substantially enhanced

While rapidly growing its business, China Life further optimized its business structure to improve the overall quality of its operations. For the 6 months ended 30 June 2006, the Company’s renewal gross written premiums amounted to RMB30,510 million, an increase of 35.1% from the corresponding period of 2005.

In the first half of 2006, net profit attributable to shareholders of the Company was RMB8,966 million, an increase of 72.2% from the corresponding period of 2005. As at 30 June 2006, total shareholders’ equity of the Company was RMB91,566 million, up 13.9% from the end of 2005.

As at 30 June 2006, the Company’s solvency level was 2.53 times the minimum regulatory requirement.

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Optimized investment portfolio, substantial increase in investment income

China Life effectively allocated its assets during the first half of 2006 and benefited from changes in the capital markets. By increasing the proportion of debt and equity investments, the Company further optimised its investment portfolio and effectively raised its investment yield. The Company’s investment yield (on investment assets that include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans and cash and cash equivalents, with consideration of the impact of securities sold under agreements to repurchase) was 4.24% (annualised) in the first half of 2006.

The Company also pro-actively broadened its investment channels and benefited from strategic investment opportunities. During the first half of 2006, the Company participated as a financial investor in the initial public offering of Bank of China Limited (SEHK: 3988; SSE: 601988).

Enhanced corporate governance, strengthened internal controls

Starting 5 January 2006, China Life separated the roles of the Chairman and the President, enabling them to better perform their respective functions. At the annual general meeting held on 16 June 2006 (the “AGM”), members of the second session of the board of directors (the “Board”) and the supervisory committee of the Company were elected. Currently, the Board comprises 10 members, 5 of whom are independent non-executive directors. The various committees under the Board are all chaired by independent non-executive directors.

China Life continually enhanced its internal control structure and mechanisms and established a four-level decision-making hierarchy and a four-step internal control procedure. The Company further perfected a series of internal control policies and procedures, including the “Internal Control Handbook for Fraud Prevention”. Internal control departments were also set up in the Company’s provincial and city level branches. In addition, the Company ensured strict implementation of its policies and procedures by strengthening internal auditing function. China Life has started to implement internal control procedures to comply with the Sarbanes-Oxley Act Section 404.

Leveraging strengths, emphasizing innovations and achievements

Currently, China Life’s distribution network is the most extensive in China’s insurance industry, comprising over 640,000 individual agents, 12,000 group insurance direct sales staff and over 90,000 cooperating bank branches and post offices as at 30 June 2006. During the first half, China Life started consolidating customer, training and distribution support resources of these three distribution channels, with a view to implementing a unified sales strategy that enables the Company to enhance its existing distribution capabilities and to better cater to the insurance needs of its customers. In addition, the Company stepped up its efforts to build and restructure its sales team and further implemented the “Jin Ding Project”, a program that aims to enhance the professionalism and productivity of individual agents.

As one of the largest institutional investors in China’s capital market, China Life’s investment assets reached RMB594,879 million as at 30 June 2006. The Company’s investment in CITIC Securities Company Limited (SSE: 600030) is the largest single equity investment in China’s securities industry. The Company also jointly developed and designed with China Development

Commission File Number 001-31914

Bank a US Dollar private bond issuance, which was fully subscribed by the Company. This was a pioneering transaction as China’s first private bond issuance. Such innovative deployment of insurance funds and use of investment tools provide strong support for the long-term development of the Company’s core life insurance business.

These innovations in sales and distribution as well as investment management further consolidated the overall strengths of China Life, laying a solid foundation for further business development and breakthroughs.

Social Responsibilities

The Company ardently takes up social responsibilities and is actively involved in charity business. The Company provides complete insurance coverage to the public through standardized and prompt claims service. The Company is actively developing its business in the rural areas of Mainland China and contributes to the development of countryside by participating in the reform of the healthcare system in the countryside, as well as other services.

At the same time, the Company is also actively involved in relief efforts of natural disasters and accidents to share the burden of the government and resolve problems of our clients. The Company has decided to donate funds to establish primary schools in 11 under-developed provinces and autonomous regions along the route of Long March. These primary schools will be named as “China Life Long March Primary School”. The Board has approved a donation of RMB1,000,000 by the Company, with the rest to be donated voluntarily by all staff and individual agents.

At present, the Company is actively applying for the establishment of China Life Charity Fund (provisional name), which will have a mission of “supporting charities and promoting social harmony and development”, and will undertake the Company’s charity activities as a whole; Simultaneously, the Company is in negotiations with various organizations including the Chinese Young Volunteers Association to found an Association of Volunteers of China Life, whose aim is to build up a volunteers team of China Life, to infuse employees with the ideals of being a lifetime volunteer and to contribute to the society energetically.

The Company was granted “the Best Public Company Profile Award in 2005” which was initiated by Enterprise Research Institute of Development Research Center of State Council P.R.China, and other institutions.

Others

In order to further strengthen investment management and information technology management, as well as enhancing management to international and professional standard, we have recently appointed Chief Investment Officer and Chief Information Technology Officer.

2006 is the 10th anniversary of the Company’s introduction of the business model of individual agents. To celebrate, the Company organized a celebration, “Decade Anniversary for Agent Marketing”, in the Great Hall of the People. The Company also granted stock appreciation rights to 100 top sales as a special grant to motivate the sales team.

The Board has also approved the granting of stock appreciation rights to certain management and key business staff of the corporate headquarters and subsidiaries who belong to the second batch of the Stock Appreciation Right Scheme, so as to motivate the core staff.

Commission File Number 001-31914

On 13 March 2006, China Life Insurance (Group) Company (“CLIC”) and the Company entered into a preliminary agreement in relation to the establishment of a property and casualty insurance joint stock company. On 21 March 2006, the Company, CLIC and China Life Asset Management Company Limited (“AMC”) entered into a promoters agreement whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company as a professional pension insurance company.

Dividends

According to the resolution passed at the meeting of the Board on 28 August 2006, the Company will not declare any interim dividends for the first half of 2006.

OUTLOOK

In the second half of year 2006, the Company will continue to improve its governance structure and enhance risk prevention and control. At the same time, the Company will endeavor to maintain fast growth of its business, make adjustment to its business structure, optimize investment structure to raise investment yield, and to further boost profitability. By integrating sales resources, improving product innovation and customer service, the Company will raise the level of sale and service. The Company will endeavor to achieve the business targets for this year as well as the strategic goals and the 11th Five-Year Plan and to lay a solid foundation for further business expansions.

Following the release of “State Council’s Opinion on Reform and Development of China’s Insurance Industry”, the industry has entered a new period of development. As the largest life insurance company and one of the largest institutional investors in China, China Life will seize this unprecedented opportunity to play a significant role in leading the development of the industry, and at the same time further optimize its business structure and maintain a rapid pace of business development. This will be achieved by leveraging its strengths of having the largest customer base and the most extensive distribution and service network.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended 30 June 2006 and 2005, the Company’s gross written premiums and deposits were as follows:

	Unaudited For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Individual Life Insurance
Gross written premiums	43,909	33,417
First-year gross written premiums	13,408	10,849
Single gross written premiums	390	519
First-year regular gross written premiums	13,018	10,330
Renewal gross written premiums	30,501	22,568
Deposits	46,053	35,926
First-year deposits	37,936	28,477
Single deposits	36,191	26,998
First-year regular deposits	1,745	1,479
Renewal deposits	8,117	7,449
Group life insurance
Gross written premiums	807	220
First-year gross written premiums	798	212
Single gross written premiums	759	197
First-year regular gross written premiums	39	15
Renewal gross written premiums	9	8
Deposits	14,946	16,035
First-year deposits	14,933	16,030
Single deposits	14,923	16,020
First-year regular deposits	10	10
Renewal deposits	13	5
Accident and health insurance
Gross written premiums	5,525	5,357
Short-term accident insurance
Gross written premiums	2,672	2,635
Short-term health insurance
Gross written premiums	2,853	2,722

Total gross written premiums	50,241	38,994

Total deposits	60,999	51,961

Commission File Number 001-31914

As at 30 June 2006 and 31 December 2005, the investment portfolio of the Company was as follows:

	Unaudited As at 30 June 2006	Audited As at 31 December 2005
	RMB million	RMB million
Debt securities	321,589	255,554
Available-for-sale securities	145,558	96,425
Held-to-maturity securities	168,611	146,297
At fair value through income (held-for-trading)	7,420	12,832
Equity securities	52,699	39,548
Available-for-sale securities	31,423	26,261
At fair value through income (held-for-trading)	21,276	13,287
Term deposits	170,741	164,869
Statutory deposits-restricted	5,353	5,353
Policy loans	1,523	981
Cash and cash equivalents	42,974	28,051

Summary

For the six months ended 30 June 2006, the Company’s total revenues was RMB72,665 million (RMB49,418 million for the corresponding period in 2005), representing an increase of 47.0% over the corresponding period in 2005. Net profit attributable to shareholders of the Company for the six month ended 30 June 2006 amounted to RMB8,966 million (RMB5,208 million for the corresponding period in 2005), representing an increase of 72.2% over the corresponding period in 2005. The increase in our total revenues was mainly attributable to the increase in gross written premiums and policy fees, as well as the substantial increase in investment income.

For the six months ended 30 June 2006, the Company’s basic and diluted earnings per share was RMB0.33, which increased about RMB0.14 from RMB0.19 as compared to the same period in 2005.

As at 30 June 2006, the Company has a total of 76,686 staff.

On 5 January 2006, the Board approved the second batch of stock appreciation right scheme. The exercise price was the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the five consecutive trading days prior to 1 January 2006. In accordance with the scheme, on 3 August 2006, the Company decided to grant stock appreciation rights to the following persons: eligible staff that was granted with the first batch, departmental deputy general managers, departmental assistant to general managers, division managers and certain eligible division deputy managers at the headquarter, as well as deputy general managers (or equivalent included) and assistant to general managers of provincial and separately planning city branches, officers-in-charge of sub-provincial city branches, and officers-in-charge with outstanding performance of other city branches, etc. The number of those persons mentioned above was about 500 in total. An aggregate of 53 million units were granted, approximately 0.2% of the issued capital of the Company. The stock appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

Pursuant to paragraph 40(2) of Appendix 16 of the Listing Rules, apart from those disclosed in

Commission File Number 001-31914

this report, the Company confirmed that the matters as referred to in paragraph 32 of Appendix 16 regarding the Company did not have material changes from those disclosed in our annual report for 2005.

SIX MONTHS ENDED 30 JUNE 2006 COMPARED WITH SIX MONTHS ENDED 30 JUNE 2005

Total Revenues

For the six months ended 30 June 2006, gross written premiums and policy fees was RMB54,580 million (RMB42,607 million for the corresponding period in 2005), representing an increase of 28.1% over the corresponding period in 2005. The increase was mainly attributable to the growth in individual life insurance business and group life insurance business respectively.

For the six months ended 30 June 2006, our net investment income was RMB11,341 million (RMB7,794 million for the corresponding period in 2005), representing an increase of 45.5% over the corresponding period in 2005. Such increase was mainly attributable to the growth in total investment assets. The relatively favorable market environment during the first half of the year and adjustments made to optimize the investment portfolio improved the investment return of the investment assets.

For the six months ended 30 June 2006, net realised gain on financial assets was RMB497 million (six months ended 30 June 2005: net realised loss on financial assets RMB383 million). Net fair value gain on assets at fair value through income (held-for-trading) was RMB5,758 million (six months ended 30 June 2005: net fair value loss at fair value through income (held-for-trading) was RMB888 million). Such result was mainly attributable to the generally favorable performance of the capital market in the PRC during the first half of 2006.

Benefits, claims and expenses

For the six months ended 30 June 2006, the Company’s total benefits, claims and expenses were RMB61,355 million (six months ended 30 June 2005: RMB42,783 million), which were increased by 43.4% as compared with the same period in 2005. The increase was mainly attributable to the expansion of scale in our businesses.

For the six months ended 30 June 2006, our consolidated cost ratio was 15.0%, which was further reduced from the same period in 2005.

Income tax

For the six months ended 30 June 2006, the Company’s income tax expenses were RMB2,299 million (six months ended 30 June 2005: RMB1,391 million). The effective tax rate reduced from 21.0% in the first half of 2005 to 20.3% in the first half of 2006. The reason for the decrease was the increase in interest income from government bonds that were tax exempted.

Net profit

For the six months ended 30 June 2006, the Company’s net profit attributable to shareholders of the Company was RMB8,966 million (six months ended 30 June 2005: RMB5,208 million), which was increased by 72.2% as compared with the corresponding period in 2005. The increase

Commission File Number 001-31914

in net profit attributable to shareholders of the Company was mainly attributable to the business growth and structure optimization, substantial increase in investment return, and enhanced cost control measures.

Liquidity and Capital Resources

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary concerns over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, volatilities in interest rate and capital market. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from cash and our investment assets. As at 30 June 2006, the amount of cash and cash equivalents was RMB42,974 million (RMB28,051 million on 31 December 2005). As at 30 June 2006, the amount of term deposits was RMB170,741 million (RMB164,869 million on 31 December 2005).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As of 30 June 2006, available-for-sale securities within the investments in debt securities had a fair value of RMB145,558 million (RMB96,425 million on 31 December 2005). As of 30 June 2006, investment in equity securities had a fair value of RMB52,699 million (RMB39,548 million on 31 December 2005 ).

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Informal inquiry conducted by the U.S. Securities and Exchange Commission (“SEC”)

On 7 June 2006 (Hong Kong time), the Company was informed by SEC that the informal inquiry conducted by the SEC on the Company has been terminated and no enforcement action has been taken.

Commission File Number 001-31914

RESULTS OF THE GROUP

The Company is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2006:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited For the six months ended 30 June
		2006		2005
	Note	RMB million		RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2006: RMB54,309 million, for the six months ended 30 June 2005: RMB42,205 million)			54,580		42,607
Less: premiums ceded to reinsurers			(43)		(372)

Net written premiums and policy fees			54,537		42,235
Net change in unearned premium reserves			(289)		(174)

Net premiums earned and policy fees			54,248		42,061

Net investment income	1		11,341		7,794
Net realised gains/(losses) on financial assets	2		497		(383)
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	3		5,758		(888)
Other income			821		834

Total revenues			72,665		49,418

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits			(4,120)		(4,098)
Accident and health claims and claim adjustment expenses			(3,193)		(3,517)
Increase in long-term traditional insurance contracts liabilities			(26,741)		(17,598)
Interest credited to long-term investment type insurance contracts			(3,073)		(2,288)
Interest credited to investment contracts			(592)		(479)
Increase in deferred income			(7,007)		(5,465)
Policyholder dividends and participation in profits			(5,398)		(1,317)
Amortisation of deferred policy acquisition costs			(6,071)		(3,602)
Underwriting and policy acquisition costs			(1,265)		(1,082)
Administrative expenses			(3,542)		(3,192)
Other operating expenses			(263)		(54)
Statutory insurance fund			(90)		(91)

Total benefits, claims and expenses			(61,355)		(42,783)

Net profit before income tax expenses	4		11,310		6,635
Income tax expenses	5		(2,299)		(1,391)

Net profit			9,011		5,244

Attributable to:
- shareholders of the Company			8,966		5,208
- minority interest			45		36

Basic and diluted earnings per share	6	RMB	0.33	RMB	0.19

Dividends approved and declared during the period	7		1,338		—

Commission File Number 001-31914

Notes:

1	Net investment income

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Debt securities	5,546	3,648
Term deposits and cash and cash equivalents	4,033	3,901
Equity securities	1,862	283
Policy loans	22	11
Securities purchased under agreements to resell	3	3
Other investments	—	15

Subtotal	11,466	7,861

Securities sold under agreements to repurchase	(88)	(40)
Investment expenses	(37)	(27)
Total	11,341	7,794

Commission File Number 001-31914

2	Net realised gains/(losses) on financial assets

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Debt securities
Gross realised gains	2	1,200
Gross realised losses	(6)	(1,015)
Impairments	—	(92)

Subtotal	(4)	93

Equity securities
Gross realised gains	501	72
Gross realised losses	—	(33)
Impairments	—	(515)

Subtotal	501	(476)

Total	497	(383)

3	Net fair value gains/(losses) on assets at fair value through income (held-for-trading)

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Debt securities	154	(10)
Equity securities	5,604	(878)

Total	5,758	(888)

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4	Net profit before income tax expenses

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Salary and welfare	1,703	1,333
Housing benefits	140	101
Contribution to the defined contribution pension plan	203	152
Depreciation	415	434
Loss on disposal of property, plant and equipment	1	1
Exchange loss	208	—

5	Taxation

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Current taxation:
- Enterprises income tax	965	568
Deferred taxation	1,334	823

Taxation charges	2,299	1,391

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Net profit before income tax expenses	11,310	6,635
Tax computed at the statutory tax rate of 33%	3,732	2,190
Non-taxable income at the statutory tax rate of 33%	(1,449)	(814)
Additional tax liability from expenses not deductible for tax purposes	16	15

Income taxes at effective tax rate	2,299	1,391

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Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	At 30 June 2006, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

RMB million
At 1 January 2006	7,982
Deferred taxation charged to income statement	1,334
Taxation charged to equity	1,759

At 30 June 2006	11,075

At 1 January 2005	4,371
Deferred taxation charged to income statement	823
Taxation charged to equity	1,450

At 30 June 2005	6,644

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2006 is based on the weighted average number of 26,764,705,000 (for the six months ended 30 June 2005: 26,764,705,000).

7	Dividends

A dividend in respect of 2005 of RMB0.05 per ordinary share, amounting to a total dividend of RMB1,338 million, was approved and declared at the AGM held in June 2006.

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CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at 30 June 2006	Audited As at 31 December 2005
	RMB million	RMB million
ASSETS
Property, plant and equipment	12,526	12,710
Deferred policy acquisition costs	38,831	37,741
Financial assets
Debt securities	321,589	255,554

- held-to-maturity securities	168,611	146,297
- available-for-sale securities	145,558	96,425
- at fair value through income (held-for-trading)	7,420	12,832

Equity securities	52,699	39,548

- available-for-sale securities	31,423	26,261
- at fair value through income (held-for-trading)	21,276	13,287

Term deposits	170,741	164,869
Statutory deposits - restricted	5,353	5,353
Policy loans	1,523	981
Accrued investment income	7,901	6,813
Premiums receivables	8,284	4,959
Reinsurance assets	1,126	1,182
Cash and cash equivalents	42,974	28,051
Other	2,068	1,458

Total assets	665,615	559,219

LIABILITIES AND EQUITY

Liabilities
Insurance contracts
Short-term insurance contracts
- reserves for claims and claim adjustment expenses	1,737	1,784
- unearned premium reserves	5,215	5,147
Long-term traditional insurance contracts	151,666	124,656
Long-term investment type insurance contracts	273,711	237,001
Deferred income	39,915	34,631
Financial liabilities
Investment contracts
- with discretionary participation feature (“DPF”)	46,661	42,230
- without DPF	2,641	1,872
Securities sold under agreements to repurchase	15,522	4,731
Annuity and other insurance balances payable	6,852	4,492
Premiums received in advance	1,561	2,951
Policyholder dividends payable	10,512	6,204
Other liabilities	4,079	4,106
Shareholder dividends payable	1,338	—
Current income tax liabilities	961	525
Deferred tax liabilities	11,075	7,982
Statutory insurance fund	125	98

Total liabilities	573,571	478,410

Contingencies and commitments	—	—

Shareholders’ equity
Share capital	26,765	26,765
Reserves	40,785	37,225
Retained earnings	24,016	16,388

Total shareholders’ equity	91,566	80,378

Minority interest	478	431

Total equity	92,044	80,809

Total liabilities and equity	665,615	559,219

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	8,966	45	9,011
Dividends approved and declared	—	—	(1,338)	—	(1,338)
Dividends to minority interests	—	—	—	(8)	(8)
Unrealised gains, net of tax	—	3,560	—	10	3,570

As at 30 June 2006	26,765	40,785	24,016	478	92,044

As at 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	5,208	36	5,244
Unrealised gains/(losses), net of tax	—	2,945	—	(2)	2,943

As at 30 June 2005	26,765	34,518	13,400	406	75,089

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited For the six months ended 30 June
	2006	2005
	RMB million	RMB million
Net cash inflow from operating activities	36,193	23,382

Net cash outflow from investing activities	(74,471)	(46,696)

Net cash inflow from financing activities	53,336	35,762

Net increase in cash and cash equivalents	15,058	12,448

Cash and cash equivalents
Beginning of period at 1 January	28,051	27,217
Foreign currency losses on cash and cash equivalents	(135)	—

End of period at 30 June	42,974	39,665

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	26,795	15,756
Short-term bank deposits	16,179	23,909

Cash and cash equivalents	42,974	39,665

Supplemental cash flow information
Income tax paid	525	268

Commission File Number 001-31914

The audit committee has reviewed the unaudited condensed interim financial statements for the six months ended 30 June 2006 in conjunction with the Company’s external auditors.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

For the six months ended 30 June 2006, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s shares.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) between the period of 1 January 2006 and 30 June 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE HONG KONG STOCK EXCHANGE

For the six months ended 30 June 2006, the Company had complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules (except for the code provision relating to separate role of chairman and chief executive officer). Since 5 January 2006, the roles of chairman and chief executive officer were performed by different individuals.

During the period under review, changes to the matters disclosed in the Corporate Governance Report contained in the Company’s annual report for 2005 include the following:

Composition of the Board of Directors

At the AGM convened on 16 June 2006, members for the second session of the Board were elected. At present, our Board comprises ten members, including three executive directors, namely Yang Chao, Wu Yan, Wan Feng, two non-executive directors, namely Shi Guoqing and Zhuang Zuojin and five independent non-executive directors, namely Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay and Cai Rang. Of whom Wan Feng and Zhuang Zuojin were newly elected directors, whilst other directors were re-elected. The Board elected Yang Chao as the chairman. Miao Fuchun retired as a director of the first session of the Board on 16 June 2006.

Composition of the Supervisory Committee

At the AGM convened on 16 June 2006, members of the second session of the Company’s supervisory committee were elected. The supervisory committee comprises shareholders’

Commission File Number 001-31914

representatives, namely Xia Zhihua and Wu Weimin and an external supervisor, Tian Hui. At the Employee Representative Meeting convened on 15 June 2006, Qing Ge was elected as the employee representative for the second session of our supervisory committee. Currently, the committee comprises four members and Xia Zhihua was appointed the chairman of the committee. Ren Hongbin, a supervisor of the first session of the supervisory committee retired on 16 June 2006.

Set up and the Composition of Nomination and Remuneration Committee

At the AGM convened on 16 June 2006, a special resolution for the amendment to the Company’s articles of association (“Articles of Association”) was approved. Pursuant to the amended Articles of Association, the Company converted the Management Training and Remuneration Committee into the Nomination and Remuneration Committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, drawing up plans for the appointment and succession plans for directors and senior management.

The committee is also responsible for formulating training and remuneration policies for the senior management officers of the Company. The committee comprises Cai Rang and Sun Shuyi, independent non-executive directors and Shi Guoqing, an non-executive director. Cai Rang, an independent non-executive director is the chairman of the committee.

Composition of the Strategy Committee

The committee comprises Long Yongtu, an independent non-executive director, Wu Yan, an executive director and Shi Guoqing, a non-executive director. Long Yongtu is the chairman of the committee.

Composition of the Risk Management Committee

The committee comprises Ma Yongwei, (an independent non-executive director), Wan Feng, an executive director and Zhuang Zuojin, a non-executive director. Ma Yongwei is the chairman of the committee.

At present, the chairmen of all special committees under the Board are independent non-executive directors.

PUBLICATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The Company’s interim result announcement and interim report will be published on The Stock Exchange of Hong Kong Limited’s website (http://www.hkex.com.hk).

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

The Directors of China Life Insurance Company Limited:

Executive Directors:	Yang Chao, Wu Yan, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Beijing, China, 28 August 2006